Neurotez Inc.

Annual Report 2022

Throughout this document, mentions of Neurotez refer to Neurotez Inc., a Delaware C-Corporation formed on October 15, 2005 in Delaware (the "Company"). The Company's physical address in 991 Highway 22, Suite #200A, Bridgewater, NJ 08807.

You may contact the Company by emailing ntezapsidis@neurotez.com. This annual report is posted on the Company's website, https://neurotez.com. The Company may provide additional, occassionla updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountatnt as to legal, tax, and related matters concerngninhis or her investment. The information on this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchnge Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to the future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Neurotez Inc.

991 Highway 22
SUITE 200A
Bridgewater, NJ 08807

Eligibility

2. **The following are true for Neurotez Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Jane Johnston

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/10/2012	Present	CUNY	Biology Professor
10/14/2005	Present	Neurotez Inc.	VP of Operations

Short Bio:

Dr Johnston is regarded an expert in neural repair and cellular imaging. She has more than 18 years of research experience in cellular neuroscience and handling human tissues. Her research contributed to the discovery of leptin as a potential therapy for Alzheimer's disease and to the identification of NT1 and NT2 for Familial Alzheimer's Disease – current Neurotez pipeline products. Her recent work at Neurotez includes the development of high throughput screening assays and lab certification for bioanalysis.

Dr. Johnston graduated with a Ph.D. in biochemistry from Imperial College of Science, Technology and Medicine, University of London and was a Visiting Fellow at the National Institutes of Neurological Disorders and Stroke, at the NIH, Bethesda Maryland. She has held a number of research positions including principal investigator at the University of Medicine and Dentistry of New Jersey, the Albert Einstein College of Medicine, New York and she has consulted for Johnson & Johnson. In addition, Dr Johnston has taught undergraduate and graduate courses in the biomedical sciences.

Name
James Harris

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	Present	Neurotez Inc.	CFO
01/01/2005	Present	Health Economics	CEO
01/01/2008	Present	Neurotez Inc.	Director

Short Bio:

James Harris has been Director of Neurotez since 2008 and acting CFO since 2017. Mr Harris is CEO of Healthcare Economics LLC and co-founder of AS Biotech AG. Prior to this he served as Vice President at Dragon Pharmaceuticals, Inc. where he was instrumental in the launch of rh-Erythropoietin ("EPO") in non patented markets and is very well experienced in in-out licensing and business development internationally. Before joining Dragon Mr. Harris was at Amgen where he held various positions of increasing responsibility. He contributed in the product launches of EPO (Epogen®), GCSF (Neupogen®) at Amgen, and Intravenous Immune Globulin, IVIG (Gamimune®) at Bayer AG.

Name
Thomas Humphries

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2018	Present	Neurotez Inc.	Director

Short Bio:

Dr Humphries is a Director at Neurotez since November 2018, and has 36-years experience in Pharma and Biotech with positions at Merck, PharmaKinetics, CSRI (personal start-up CRO), Pharmaco LSR, Applied Bioscience International, Eisai, Ferring, private consulting, Berlex and Bayer.

Dr Humphries lead successfully development teams for Tagamet, Pepcid, Prilosec, Aciphex/Pariet and Kovaltry. Most recent work has been in hemophilia, participating in FVIII life cycle management (5 active

INDs) and as an active member of several new FVIII and FVII global project teams. He is a member of the Board of Directors of the National Hemophilia Foundation.

He managed development programs in gastroenterology, renal disease, hypertension, multiple sclerosis, Parkinson's Disease and hemophilia including the planning, writing, submission and defense of international regulatory submissions.

He retired as a Colonel after 26 years in the Navy and Air Force and MC (Senior Flight Surgeon) from the Air Force. He was trained and Board Certified in internal medicine and gastroenterology at the Philadelphia Naval Regional Medical Center and practiced academic gastroenterology prior to entering private practice in Massachusetts.

Name
Bob Oliver

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2021	Present	PsyBio Therapeutics	Independent Director
08/01/2017	Present	Neurotez Inc.	Director
08/01/2018	Present	CELLIX Biosciences	Executive Advisor

Short Bio:

Bob Oliver is a Director at Neurotez since August 2017. Previously, Bob served as President and CEO of Otsuka America Pharmaceutical, Inc., (OAPI). He was responsible for overseeing OAPI's diverse and growing product portfolio across the neuroscience, cardiovascular, oncology, and medical device markets. Bob drove the organization toward a vision that reached beyond innovative medicines to provide solutions, access, and education, encouraging employees to view their work as fighting disease, confronting stigma, and resisting the status quo. Prior to joining Otsuka, Bob was Vice President and Global Business Manager for Oncology at Wyeth. Bob also gave leadership to the Vaccines Division and Primary Care at Wyeth while eventually assuming responsibility for U.S. Commercial Operations including Puerto Rico and the Caribbean. Bob began his career in pharmaceuticals with Johnson & Johnson, holding positions of increasing responsibility in sales, marketing, business operations and corporate management. Bob earned a bachelor's degree from Rutgers University and an M.B.A. degree in Marketing from the Haub School of Business at Saint Joseph's University, where he now sits on the Pharma Board of Advisors.

Name
John Wesson Ashford

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/14/2006	Present	Neurotez Inc.	Board Member
03/01/2014	Present	Neurotez Inc.	Chief Medical Officer
09/01/2009	Present	Stanford University	Clinical Professor of Psychiatry
01/01/2003	Present	Veteran Affairs, Palo Alto Health Care System	Physician
01/01/2011	Present	MemTrax, LLC	Advisor

Short Bio:

Dr. J. Wesson Ashford is a Senior Research Scientist at the Stanford/VA Aging Clinical Research Center and Alzheimer's Center, a Clinical Professor (affiliated) in the Department of Psychiatry and Behavioral Sciences, Stanford University, the Director of the WRIISC at the VA Palo Alto Health Care System (VAPAHCS), and a staff psychiatrist at the VAPAHCS. Dr. Ashford is an authority on Alzheimer's disease, mild cognitive impairment (MCI), and traumatic brain injury (TBI) and experienced in the recognition, diagnosis, and treatment of these and numerous other neuropsychiatric disorders. He has contributed major innovations to the fields of cognitive testing, brain imaging, and dementia treatment, with more than 100 scientific publications on Alzheimer's disease, MCI, genetic factors in Alzheimer's disease, and testing methodologies.

Dr. Ashford has been a Scientific Board Member of the Northern California Alzheimer's Association and is Chair of the Memory Screening Advisory Board for the Alzheimer's Foundation of America. Dr. Ashford's training includes a B.A. from UC-Berkeley; an M.D. from the School of Medicine at UCLA; and a Ph.D. in Neuroscience from UCLA, where he set up the Alzheimer's PET Scan Study. He is a prolific scientific writer and speaker as well as a frequent presenter at international conferences.

Dr. Ashford is an unpaid advisor for MemTrax, LLC, organized by Curtis Ashford. WWW.MemTrax.com provides a free on-line memory game which can help everyone monitor the function of their own memory and help to recognize memory difficulties when they first develop. MemTrax, LLC has partnered with Neurotez, LLC, with the intention of providing more precise cognitive and memory assessment tools to measure functions that are disrupted by Alzheimer's disease and the potential benefits of treatments for Alzheimer's disease

Name

Jukka Karjalainen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2014	Present	Neurotez Inc.	Chief Operating Officer
06/01/2003	Present	Pharma Consulting Services Inc.	Advisory CRO
01/01/2017	05/01/2021	Terfa Liter Corporation	CEO
01/01/2019	02/01/2021	Cybin Corp.	CMO

Short Bio:

Mr. Karjalainen has been COO of Neurotez since 2014. Board certified in Pharmaceutical Medicine, Pediatrics and General Medicine, and Professor of Pediatrics with broad medical and scientific experience in various TAs, and over 25 years pharma industry experience in US, Canada and Europe in clinical, medical and regulatory affairs, medicomarketing, BD, financing, M&A, and pharmaceutical and medical device and diagnostics development covering CMC, preclinical, regulatory and clinical drug development from Phase I to Phase IV. He has negotiated regulatory strategies with regulatory agencies that have saved time and costs to advance compounds to human dosing and to the market. His regulatory filings consist of 20 NDAs, multiple 505(b)(2) and ANDAs, numerous INDs and CTAs and serial updates, annual reports and building regulatory Intelligence & Strategy. He is a member of International Science Advisory Board. Jukka is also an investor in a private/angle investor network and their medical, scientific and regulatory advisor to review life science investment opportunities as well as review panel member.

Name

Hamish McArthur

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2017	Present	Neurotez Inc.	Chief Manufacturing Officer
01/01/2016	Present	SolAureus Consultants LLC	President

Short Bio:

Dr. McArthur has been the Chief Manufacturing Officer of Neurotez since September 2017. Hamish is an executive with 33 years of Bioprocess R&D, Business Development and Regulatory experience at Pfizer. Hamish participated and led the development teams covering a wide range of fermentation, monoclonal antibody, and novel technology applications including mutasynthesis, accelerated enzyme evolution, in ovo vaccines.

Dr Hamish obtained his PhD in Microbial Biochemistry at St. John's College, University of Cambridge and his B.Sc., Biological Sciences, in Microbiology at the University of Edinburgh.

Name
Nikolaos Tezapsidis

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/14/2005	Present	Neurotez Inc.	President, CEO, & Founder

Short Bio:

He is President and Chief Executive Officer and Chairman of the Board of Directors and has held these positions since the company was incorporated in 2005. Nikolaos has successfully raised funds primarily through non-dilutive grant sources, but also through equity-based deals. While building the company, he recruited top talent, maintaining top notch research and development programs and establishing a strong patent portfolio. Having held several positions at a number of prominent academic institutions, Dr. Tezapsidis has more than 18 years of international biomedical research experience. Prior to forming Neurotez, Dr. Tezapsidis served as a scientific consultant to biotechnology investors, providing highly regarded expertise.

From 2001 to 2004 he led a research group at Columbia University. Before joining Columbia University Dr. Tezapsidis held faculty positions at New York University Medical School (2000-2001) and at Mount Sinai School of Medicine (MSSM), New York (1997-1998) and was Laboratory Director at the Institute for Basic Research, New York (1998-2000). He also conducted mentored research at MSSM (1994-1997), the Uniformed Services University of the Health Sciences, Bethesda (1992-1994) and at the Imperial College of Science, Technology and Medicine, University of London, UK (1990-1992).

Among his career honors he received two awards from the Alzheimer's Association, USA and fellowships from the Wellcome Trust and the Science and Engineering Council, UK.

Dr. Tezapsidis received a Bachelor of Science in Chemistry from the Aristotle University, Greece and completed his Master of Science and Doctor of Philosophy in Biochemistry at the University of Sussex, UK.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Nikolaos Tezapsidis

Securities:	4,563,800
Class:	Common Stock
Voting Power:	40.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Neurotez, Inc. is a Delaware corporation with its corporate headquarters located in Bridgewater, New Jersey. The Company is developing recombinant human leptin as a hormone replacement therapy for Alzheimer's disease ("AD"), and as a preventative for those who are at risk.

Leptin, a naturally occurring human hormone associated with various metabolic effects, has a large number of receptors in memory centers of the brain. This protein is often present at decreased levels in patients suffering from Alzheimer's disease, and cognitive deterioration in AD patients correlates strongly with a decline in circulating leptin levels.

Neurotez also has two additional products in the discovery stage as well as novel screening technologies and a simple genetic test for TOMM40 variants.

Neurotez Inc. currently has 7 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved

7. **Material factors that make an investment in Neurotez Inc. speculative or risky:**

1. Pandemic Risks.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder.

Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky.

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable.

   You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. The Company does not anticipate paying any cash dividends for the foreseeable future.

   The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

7. Operational Risk.

   The Company's ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

8. The Company has the right to extend the Offering deadline.

   The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

9. You may only receive limited disclosure.

   While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

11. We may be unable to generate significant revenues and may never become profitable.

    We generated no revenue for the years ended September 30, 2021 and 2020 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

12. We are dependent on general economic conditions.

Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

13. Our future growth depends on our ability to develop and retain customers.

   Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

14. Third parties might infringe upon our technology.

   We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum

Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Neurotez Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $500,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to use the money on research and development, compensation for managers, marketing, and legal expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,500
Compensation for managers	$0	$120,000
Research and Development	$0	$230,500
Marketing	$0	$60,000
Legal	$9,510	$60,000
Taxes and Fees	$0	$5,000
Total Use of Proceeds	**$10,000**	**$500,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Neurotez Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $4 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	42,000,000	11,318,057	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Two Convertible Notes for $10,000 each were issued in 2015. The original maturity date was in June of 2018. The maturity date has been extended to July 31, 2023. The convertible notes have an interest rate of 10%. The conversion price is the price per share in connection with a minimum of $5,000,000 investment, or if prior, at the most recent price paid by a third party in an arm's length purchase of shares of the Company's common stock. The convertible notes have a 25% discount on the conversion price. If these convertible notes convert into shares, your securities will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of Neurotez, Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Nikolaos Tezapsidis
Amount Outstanding:	$42,255
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

Creditor(s):	Convertible Notes
Amount Outstanding:	$20,000
Interest Rate:	10.0%
Maturity Date:	July 31, 2023
Other Material Terms:	
	Two Convertible Notes for $10,000 each were issued in 2015. The original maturity date was in June of 2018. The maturity date has been extended to July 31, 2023. The convertible notes have an interest rate of 10%. The conversion price is the price per share in connection with a minimum of $5,000,000 investment, or if prior, at the most recent price paid by a third party in an arm's length purchase of shares of the Company's common stock. The convertible notes have a 25% discount on the conversion price.

25. **What other exempt offerings has Neurotez Inc. conducted within the past three years?**

Date of Offering:	03/2022
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$33,845
Use of Proceeds:	Legal, Accounting, patents, salaries

Date of Offering:	07/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$253,902
Use of Proceeds:	Legal, Accounting, patents, Salaries

Date of Offering:	09/2021
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$213,200
Use of Proceeds:	The Company exchanged 106,600 shares of common stock in exchange for work provided. No cash was received in this transaction.

Date of Offering:	07/2022
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$80,000
Use of Proceeds:	The Company exchanged 20,000 shares of common stock in exchange for work provided. No cash was received in this transaction.

Date of Offering:	09/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$60,000
Use of Proceeds:	The Company exchanged 30,000 shares of common stock in exchange for work provided. No cash was received in this transaction.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Nikolaos Tezapsidis	CEO	Debt	$42,255

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Neurotez, Inc. (the "Company") is a corporation organized under the state of Delaware. The Company is organized as a clinical development company that offers hormone replacement therapy for Alzheimer's disease and provides preventive remedy for those at risk.

    The Company has a fiscal year end (FYE) of September 30. To date, the Company has not generated any revenue.

    During FYE 2021, the Company had operating expenses of $368,277. Additionally, the Company had other income of $59,219, interest expense of $2,344, and taxes of $3,184, resulting in a net loss of $314,585. During FYE 2020, the Company had operating expenses of $194,646. Additionally, the Company had other income of $6,239, resulting in a net loss of $188,407.

    During FYE 2022, the Company raised $33,845 through a Reg CF raise on StartEngine and issued 20,000 shares of common stock in exchange for work provided. During FYE 2021, the Company issued 106,600 shares of common stock in exchange for work provided. Over the course of FYE 2021 and FYE 2020, the

Company raised net proceeds of $237,262 through a Reg CF raise on Netcapital. During FYE 2020, theCompany issued 30,000 shares of common stock in exchange for work provided.

The Company owes $42,255 to its CEO in the form of a note payable. The note payable does not accrueinterest and does not have a maturity date.

In 2015, the Company issued convertible notes totaling $20,000. The notes have an interest rate of 10% and a maturity date of July 31, 2023. The notes have a discount rate of 25% associated with them.

With this raise, the Company plans to spend the money on research and development, compensation formanagers, marketing, and legal expenses.

Financial Information

29. Include Financial Information for the Fiscal Year Ending September 2022. Label Statement "Unaudited" if not audited by CPA.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    1. **in connection with the purchase or sale of any security?**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
    1. **in connection with the purchase or sale of any security?;**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
    1. **at the time of the filing of this offering statement bars the person from:**
        1. **association with an entity regulated by such commission, authority, agency or officer?**
        2. **engaging in the business of securities, insurance or banking?**
        3. **engaging in savings association or credit union activities?**
    2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
    2. **places limitations on the activities, functions or operations of such person?**
    3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Neurotez Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://neurotez.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.

Neurotez, Inc.
Balance Sheet
As of September 30, 2022

(UNAUDITED FINANCIALS) NEUROTEZ INC.

BALANCE SHEET Sep 30, 2022

ASSETS	
Current Assets	
Checking/Savings	
1011 · Santander	628.57
Total Checking/Savings	628.57
Total Current Assets	628.57
Fixed Assets	
12 · PROPERTY & EQUIPMENT	
1230 · COMPUTERS	279.99
Total 12 · PROPERTY & EQUIPMENT	279.99
Total Fixed Assets	279.99
Other Assets	
16 · OTHER ASSETS	
1910 · PATENTS	352,590.99
1915 · ACCUM AMORT -PATENTS	-223,129.00
Total 16 · OTHER ASSETS	129,461.99
Total Other Assets	129,461.99
TOTAL ASSETS	**130,370.55**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · ACCOUNTS PAYABLE	286,634.74
Total Accounts Payable	286,634.74
Other Current Liabilities	
21 · CURRENT LIABILITIES	
2101 · ACCOUNTS PAYABLE J/E	-15,000.00
2120 · PAYROLL TAXES	-450.83
2140 · ACCRUED EXPENSES	47,535.00
2155 · ACCRUED INTEREST	11,492.66
Total 21 · CURRENT LIABILITIES	43,576.83
2199 · Payroll Liabilities	-6,133.91
Total Other Current Liabilities	37,442.92
Total Current Liabilities	324,077.66
Long Term Liabilities	
22 · LONG TERM NOTES	
2201 · Due to N. Tezapsidis	74,955.38
22 · LONG TERM NOTES - Other	34,582.00
Total 22 · LONG TERM NOTES	109,537.38
Total Long Term Liabilities	109,537.38

Neurotez, Inc.
Profit & Loss
October 2021 through September 2022

(UNAUDITED FINANCIALS) NEUROTEZ INC.

INCOME STAEMENT FOR THE YEAR ENDING SEPTEMBER 30, 2022

Ordinary Income/Expense	
Income	
4 · REVENUES	
4003 · GRANT REVENUE	10,000.00
Total 4 · REVENUES	10,000.00
49900 · Uncategorized Income	13.30
Total Income	10,013.30
Gross Profit	10,013.30
Expense	
6 · RESEARCH	
6061 · PAYROLL TAXES	314.40
Total 6 · RESEARCH	314.40
6560 · Payroll Expenses	42,090.34
69800 · Uncategorized Expenses	3,000.00
7 · GEN & ADMIN	
7060 · TAXES AND LICENSES	1,082.80
7090 · ADVERTISING	877.35
7140 · BANK CHARGES	520.65
7210 · ACCOUNTING	6,000.00
7235 · POSTAGE & SHIPPING	502.19
7240 · DUES AND SUBSCRIPTIONS	767.18
7270 · LEGAL AND PROFESSIONAL	-10,580.33
7290 · MEALS AND ENTERTAINMENT	202.84
7300 · TRAVEL	1,730.60
7310 · TELEPHONE	193.90
Total 7 · GEN & ADMIN	1,297.18
Total Expense	46,701.92
Net Ordinary Income	-36,688.62
Net Income	**-36,688.62**

Neurotez, Inc.
Statement of Cash Flows
October 2021 through September 2022

(UNAUDITED FINANCIALS) NEUROTEZ INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING SEPTEMBER 30, 2022

OPERATING ACTIVITIES	
Net Income	-36,688.62
Adjustments to reconcile Net Income	
to net cash provided by operations:	
21 · CURRENT LIABILITIES:2101 · ACCOUNTS PAYABLE J/E	-15,000.00
21 · CURRENT LIABILITIES:2120 · PAYROLL TAXES	-450.83
2199 · Payroll Liabilities	-1,505.54
Net cash provided by Operating Activities	-53,644.99
INVESTING ACTIVITIES	
16 · OTHER ASSETS:1910 · PATENTS	-4,446.00
Net cash provided by Investing Activities	-4,446.00
FINANCING ACTIVITIES	
22 · LONG TERM NOTES:2201 · Due to N. Tezapsidis	32,700.00
3 · STOCKHOLDERS EQUITY:3101 · PAID-IN CAPITAL	5,863.77
Net cash provided by Financing Activities	38,563.77
Net cash increase for period	-19,527.22
Cash at beginning of period	20,155.79
Cash at end of period	**628.57**

(UNAUDITED FINANCIALS) NEUROTEZ, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY *****
FOR THE YEAR ENDED SEPTEMBER 30, 2021

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
Balance at September 30, 2020	11,118,853	$ 111,189	$ 1,244,034	$ (1,610,945)	$ (255,722)
Issuance of Stock	169,978	1,700	330,488		332,188
Net Loss				(314,585)	(314,585)
Balance at September 30, 2021	11,288,831	$ 112,889	$ 1,574,522	$ (1,925,530)	$ (238,119)

****

Additional 29,266 shares were issued by Sep 30, 2022

Total Number of Common Stock: 11,318,057